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FREDERICK H. SHERLEY frederick.sherley@dechert.com +1 704 339 3151 Direct +1 704 339 3171 Fax

June 17, 2011

VIA EDGAR

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	HSBC Investor Funds (“Registrant”) File Nos. 033-07647 and 811-04782
Post-Effective Amendment No. 131 to the Registration Statement on Form N-1A

Dear Ms. Stirling:

This letter responds to the comments that you provided to me in a telephone conversation on June 2, 2011 regarding Post-Effective Amendment No. 131 to the Registrant’s Registration Statement on Form N-1A (“PEA 131”). PEA 131 was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on April 21, 2011, to register the HSBC Emerging Markets Equity Fund and the HSBC New Frontiers Equity Fund,1 each a new series of the Registrant (each a “Fund” and, collectively, the “Funds”).

The changes described in this letter will be reflected in a post-effective amendment to the Registrant’s Registration Statement, which is expected to be filed with the SEC no later than June 28, 2011. As we have discussed, the Registrant intends to request acceleration of this amendment pursuant to Rule 461(a) under the Securities Act of 1933, as amended, so that it will become effective on or before June 30, 2011.

Your comments and the Registrant’s responses are set forth below. Capitalized terms that are not defined in this letter have the meanings given to them in the Registrant’s Registration Statement.

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1

The name of the HSBC New Frontiers Equity Fund has been changed to HSBC Frontier Markets Fund. This change will be reflected in the post-effective amendment that the Registrant will file to its registration statement incorporating the changes described in this letter.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco
 Silicon Valley Washington DC    EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris    ASIA Beijing Hong Kong

HSBC Emerging Markets Equity Fund/ HSBC New Frontiers Equity Fund

Fee table:

     1.      Comment. Please confirm whether or not the Funds are expected to have Acquired Fund Fees and Expenses that require disclosure in the respective fee tables.

      Response. The Funds do not expect to have Acquired Fund Fees and Expenses to an extent that will require disclosure in the Funds’ fee tables. Accordingly, the fee tables will not be amended to include information about Acquired Fund Fees and Expenses.

      2.      Comment. Please remove footnote 1 from each summary section.

      Response. The requested change will be made to the Registrant’s Registration Statement.

     3.      Comment. Will Acquired Fund Fees and Expenses also be excluded from each Fund’s expense limitation?

      Response. As stated above in (1), the Funds do not expect to have Acquired Fund Fees and Expenses to an extent that will require disclosure in the Funds’ fee tables. The Registrant therefore believes that it is not necessary to disclose the exclusion of Acquired Fund Fees and Expenses in the footnotes to the Funds’ fee tables.

     4.      Comment. Please file each Fund’s Expense Limitation Agreement as an exhibit to the Registration Statement.

      Response. The Registrant confirms that the Expense Limitation Agreement will be filed as an exhibit to the Registration Statement.

Example:

      1.      Comment. Please add language into each introductory paragraph stating that the Example takes the fee waiver into account for only the first year of each Fund.

Response. The following disclosure will be added to the introductory paragraph for the Example with respect to each Fund: “The Example takes the Fund’s Expense Limitation into account for the first year only.”

Principal Investment Strategies:

     1.     Comment. If the Funds will be using derivatives, please disclose the extent of the anticipated use in accordance with the Barry Miller letter to the Investment Company Institute.

     Response. The Funds will use derivatives and the Funds have determined to make certain changes to the disclosure for the Frontier Markets Fund in response to the SEC staff’s request. The Registrant believes that the disclosure in the prospectus for the Emerging Markets Equity Fund regarding derivatives is appropriate in light of the SEC staff’s request, and will not make any amendments at this time. The Registrant will include the following amended disclosure to its Registration Statement with respect to the Frontier Markets Fund:

The Fund will seek to achieve its investment objective in part through the use of derivatives. The Fund may invest in participatory notes, which are a type of derivative instrument that creates synthetic equity exposure to issuers, to gain access to markets where direct investing is not possible. The Fund also may use equity index futures for cash management purposes and foreign currency exchange contracts and non-deliverable forwards to hedge certain of its exposure to non-US currencies. For the purposes of the foregoing, a derivative that tracks the investment returns of a particular issuer or market will be deemed to be issued by an issuer “located” in the country where the relevant issuer or market is located.

HSBC Emerging Markets Equity Fund (only)

Principal Investment Strategies:

      1.      Comment. In the last sentence of the first paragraph, there is a reference to the Fund having the ability to invest up to 20% of its net assets in debt. Please disclose any quality and maturity parameters that may be employed for this strategy.

      Response. It has been determined that the Fund will not invest in debt to a material extent, so this disclosure will be removed.

      2.     Comment. The definition of an emerging markets related issuer in the second paragraph includes issuers that derive “a percentage” of their income from their operations in the country or have “a percentage” of their assets in the country. Please specify that this percentage is 50% or more.

      Response. It can be difficult to know with certainty whether an issuer derives more than 50% of its income from operations in a country or has more than 50% of its assets in a country. The Registrant believes that use of “significant percentage” should be responsive to the staff’s concerns while not obligating the portfolio management team to make determinations that may not be possible, and has amended the disclosure to reflect this formulation as follows:

A security is economically tied to an emerging market country if the issuer is a foreign government (or any political subdivision, agency, authority or instrumentality of such government), it is principally traded on the country’s securities markets, or principally operates in the country, derives a significant percentage of its income from its operation with the country, or has a significant percentage of its assets in the country.

Principal Investment Risks:

      1.     Comment. The description of derivatives risk refers to the increased exposure to markets and potential for losses caused by leverage, “particularly when derivatives are used to enhance return rather than offset risk.” The investment strategy speaks only of using derivatives to hedge. Please either remove the reference to seeking to enhance return in the risk disclosure or add a discussion of using derivatives to seek enhanced return in the investment strategy, as appropriate.

      Response. It has been confirmed that derivatives will not be used to enhance return. The risk disclosure will be amended to delete the clause “particularly when derivatives are used to enhance returns rather than offset risk.”

      2.     Comment. Please confirm that leverage is a principal risk of the Fund.

      Response. The Registrant has determined that leverage will not be a principal risk of the Fund and will delete leverage risk from the list of the Fund’s principal risks.

Additional Information about the Fund’s Investment Strategies and Risks:

      1.     Comment. In the first paragraph, there is a reference to providing 60 days’ prior notice of a change of the Fund’s Rule 35d-1 policy. Please add a requirement of providing 60 days’ prior notice in the event of a change in the Fund’s investment objective.

      Response. Disclosure in the Registrant’s Registration Statement currently states that shareholders will be given advance notice in the event of a material change to the Funds’ investment objectives or other non-fundamental investment policies. Given the lack of a statutory or regulatory requirement that such notice be given 60 days in advance of the change (other than in the context of the requirements of Rule 35d-1 under the Investment Company Act of 1940), the Registrant respectfully declines to disclose that it will provide 60 days’ prior notice, although it notes that it would seek to provide as much advance notice as is practicable in the event of such a change.

HSBC New Frontiers Equity Fund (only)

Principal Investment Strategies:

      1.     Comment. The description of frontier markets in the third paragraph is too vague; please provide a more detailed explanation.

      Response. The Registrant has amended the disclosure to be more specific, as follows:

HSBC Global Asset Management (UK) Limited is the Fund’s subadviser (“AMEU” or the “Subadviser”). The Subadviser’s New Frontiers Team has identified a group of more than 40 countries that it considers to be part of its frontier markets universe. This includes countries that are part of the Morgan Stanley Capital International (“MSCI”) Frontier Market Index classification (27 countries – Argentina, Bahrain, Bulgaria, Cambodia, Croatia, Estonia, Jordan, Kazakhstan, Kenya, Kuwait, Latvia, Lebanon, Lithuania, Mauritius, Nigeria, Oman, Pakistan, Qatar, Romania, Serbia, Slovenia, Sri Lanka, Trinidad & Tobago, Tunisia, United Arab Emirates, Ukraine and Vietnam), as well as the MSCI Emerging Market Index countries considered to be “cross-over” markets (five countries – Columbia, Egypt, Morocco, Peru and the Philippines), and a number of countries deemed by the Subadviser to be frontier market countries that are not currently part of the above mentioned indices (12 countries – Bangladesh, Botswana, Georgia, Ghana, Mongolia, Palestine, Panama, Saudi Arabia, Senegal, Slovakia, Zambia, and Zimbabwe). Cross-over markets are those that are formally included in main emerging markets indices but show “frontiers markets” characteristics based on factors such as foreign investment restrictions, lower correlation with global markets, size of free-float adjusted market-cap, and/or other economic or political factors. The Subadviser may, in the future, deem other countries to be frontier market countries.

Related Performance of Other Accounts:

      1.     Comment. Please confirm that this presentation includes all substantially similar accounts.

      Response. The Registrant confirms that the presentation will include all substantially similar accounts.

     2.     Comment. The presentation needs to reflect that the investment objective of the Fund and the account are substantially the same.

     Response. The disclosure will be amended to reflect that the investment objectives of the Fund and the accounts set forth in the composite are substantially the same.

     3.     Comment. In the second paragraph, there is a reference to the presentation not reflecting sales loads. The performance of the account must reflect all account expenses, including sales loads.

     Response. The Registrant confirms that the disclosure will reflect all account expenses, and will delete the reference to the presentation not reflecting sales loads.

Statement of Additional Information: The language relating to the policy on concentration indicates that mortgage-backed securities may be deemed to be in different industries. The SEC staff takes the position that all privately mortgage-backed securities comprise a single industry. Please modify the language as appropriate.

     Response. The Registrant will modify the disclosure to delete this reference, because the Funds will not be investing in mortgage backed securities.

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Please address any questions you may have concerning this letter to me at (704) 339-3151. Thank you in advance for your attention to this letter.

Very truly yours,

/s/ Frederick H. Sherley

Frederick H. Sherley